Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, APRIL 16 2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target

D-0	60.5	55.3	67.8

A+14	82.0	74.9	81.4

Eagle

D-0	69.0	61.0	74.0

A+14 DOT	79.3	69.8	80.8

Every Bag Counts

American	Mon	MTD*	DOT Standard
	2.42	2.82	2.50

* DOT claims per 1000 customers

Announcements

» AMR Files Plan of Reorganization

Yesterday marked a significant day in American’s Chapter 11 restructuring as well as our path toward creating a premier global carrier by merging with US Airways. With the filing of our Plan of Reorganization and accompanying Disclosure Statement with the Bankruptcy Court, we’ve laid out the process by which AMR will satisfy creditors’ claims and reduce or restructure outstanding obligations, and explained our business plans that will allow our stakeholders to decide whether to vote to accept this Plan of Reorganization. AMR also filed a Form S-4 registration statement (which includes US Airways’ preliminary proxy statement) with the Securities and Exchange Commission (SEC). This is a lengthy document that contains detailed information about the proposed merger for US Airways stockholders, and filing it is a required stepping stone to completing the merger process. With these filings, we move yet another step closer to emerging as the new American Airlines. Interested in learning more? Check out Restructuring Next Steps Q&As in the Merger space on new Jetnet.

» Fuel Smart Achieves Record Savings in 2012

Fuel Smart had another successful year in 2012, surpassing our fuel savings goal. Find out how many millions of gallons of fuel were saved by our people last year, and how part of the savings benefited service members and veterans who served our country, on Jetnet’s Fuel Smart page. Thanks for your continued support of Fuel Smart, and here’s to another record-breaking year of saving fuel.

» In It to Win It

Are you one of the 20,000-plus people using the MyActiveHealth website? Great! You are already entered in a drawing to win an iPad2 or one of several other prizes. If not, register by April 30 for a chance to win. This sweepstakes is open to American Airlines employees and their eligible dependents enrolled in the Standard, Core or Value medical plan options. Get the details on My.AA.com.

AMR in the News

From NewsOn6.com

Retired American Plane Moved to Tulsa Museum

There are a lot of airplanes at the Tulsa Air and Space Museum, but the biggest one moved in this past weekend. The journey to move the aircraft began after American donated one of its MD-80s to the museum in 2011. Crews on Friday began the process of lifting the retired aircraft over the perimeter fence of Tulsa International Airport and began moving the plane to its new home on Sunday. Taylor Crane and Rigging provided all the equipment and completed more than three months of preparation at no charge. They ran steel beams through two sets of windows along additional braces on the wings for support, all so the plane could land on three piers, anchored 35 feet into the ground. In the future, the interior will be renovated for visitors.

Industry News

From The Dallas Morning News

Southwest Opens Five New Cities in One Day

On Sunday, Southwest began service to five new cities, the most launches in a single day in the nearly 42-year-old carrier’s history—though they are all destinations the airlines is picking up from merger partner AirTran as AirTran is absorbed into Southwest. The cities include Charlotte; Portland, Maine; Rochester, N.Y.; Flint, Mich.; and San Juan, Puerto Rico. San Juan is particularly notable in that it’s the first island destination for Southwest and the first that’s not in a U.S. state, although it is in the United States. At that airport, AirTran will continue to operate five flights to three destinations. At the other four airports, AirTran puts its code on Southwest’s flights, but doesn’t operate any service going forward. In all, Southwest plans to open eight new cities this year. On March 9, Southwest added Branson, Mo., to its roster. On June 2, it adds Wichita, Kan., and on Aug. 11, Grand Rapids, Mich., will join its schedule.

From Boarding Area

Korean Air Takes 44 Percent Stake in CSA Czech Airlines

Korean Air will take a 44 percent stake in fellow SkyTeam alliance member CSA Czech Airlines, which will split the ownership between the Czech Republic and Korean Air. There is a provision that Korean Air must have a holding of 34 percent for up to five years. Korean Air will expand its network at Prague, with increased codeshares on CSA and connection timings. Meanwhile Korean Air will lease an Airbus A330-300 to CSA so they can launch a Prague-Seoul route. This will allow CSA and Korean to operate seven-day-a-week service in the Prague-Seoul market.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, April 15

Crude oil was $88.71 a barrel, down $2.58 from the previous day. Jet fuel price was $113.85 a barrel, down $3.67.

Merger Q&A

Q. What is the process for AMR’s exit from Chapter 11?

A. First, the Bankruptcy Court must approve the Disclosure Statement. Once the Disclosure

Statement has been filed with the Bankruptcy Court, we are asking the Bankruptcy Court to consider approval of our Disclosure Statement at a hearing set for May 30, 2013.

If the Bankruptcy Court approves our Disclosure Statement at or soon after that hearing, we’ll be sending out our Disclosure Statement and Plan to holders of claims or equity interests in the Debtors who are entitled to vote on the Plan under the Bankruptcy Code. We will be asking the Bankruptcy Court to set a hearing to consider confirmation of our Plan for Aug. 15, 2013.

JETWIRE is published by Communications. Editor—Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.